Date            20 June 2000
Number  62/00


DIRECTORS OF ONESTEEL ANNOUNCED

The Broken Hill Proprietary Company Limited (BHP) today announced the names of a further five Directors who will be appointed to the Board of OneSteel Limited.

A news release detailing the announcements is attached.


****

Contact:
MEDIA RELATIONS:                              INVESTOR RELATIONS:
Mandy Frostick                                Robert Porter
Manager Media Relations                       Vice President Investor Relations
Ph:     +61 3 9609 4157                       Ph:     +61 3 9609 3540
Mob:    +61 419 546 245                       Mob:    +61 419 587 456

Candy Ramsey
BHP Investor Relations Houston
Tel:    (713) 961-8640
EMail: ramsey.candy.pa@bhp.com.au





Date            20 June 2000
Number          02/00

DIRECTORS OF ONESTEEL ANNOUNCED

OneSteel Limited today announced that a further five Directors will be appointed to the new Company's Board.

OneSteel Chairman-Elect Peter Smedley announced that Eileen Doyle, Colin Galbraith, David Meiklejohn, Dean Pritchard and Neville Roach will become Non-Executive Directors of the Company.

Mr Smedley said: "I am delighted to have secured the services of a such a talented team, with a blend of experience which will enhance the Company's key strengths in manufacturing, marketing and distribution. The Board will also be well equipped to support OneSteel's management in the implementation of strategies in the areas of e-commerce and technological innovation.

"The new Directors will be strongly committed to maximising shareholder value, and have proven track records in delivering results within large corporations, including some of Australia's leading companies."

Mr Smedley said: "The finalisation of the OneSteel Board is another major milestone for the new company. Our immediate focus will be on overviewing BHP's completion of the steps required to complete the spin-out and listing".

The OneSteel Board will comprise eight Directors in total. The appointments of Mr Smedley and two Executive Directors - Bob Every, OneSteel Managing Director and Chief Executive Officer and Bernard Carrasco, OneSteel Chief Financial Officer - were announced earlier this month.

					***

Contact:
David Goodwin
Vice President External Affairs
OneSteel
Ph:     (03) 9609 3685
Mob:    0419 585 298





Fact Sheet 3                                      Date of Issue: 20 June 2000

	  Non-Executive Directors-Elect, OneSteel Limited, June 2000

				   Career Data

Eileen Doyle

Dr. Eileen Doyle's professional career has included senior management roles with CSR Timber Products, BHP Steel and Hunter Water. She is currently Chairman of Port Waratah Coal Services and holds directorships with Rail Services Australia and Austrade. Dr. Doyle has a range of other community involvements in the Hunter Region of New South Wales, where she resides.

Director/Board Member :
Port Waratah Coal Services (Chairman)
	Rail Services Australia
	Austrade
	Global Modular Housing

Other Appointments:
	Australian Institute of Company Directors (Fellow)
	Australian Mathematics Trust
	Hunter Valley Research Foundation

CSR Co. Ltd (1994 - 1998) :
	General Manager Panels, CSR Timber Products
	General Manager Development, CSR Timber Products

BHP Co. Ltd (1989 - 1994; 1981 - 1986) :
	Project Manager Contracts and Services, BHP Steel
	Bloom Mill and Despatch Manager, BHP Steel
	Various marketing, business planning, technical and systems engineering positions

Hunter Water (1986 - 1989) :
	Manager Strategic Planning and Policy Development

Personal :
Born:  1955.
Education: Bachelor of Maths (Honours), Master of Maths (Applied), Doctor of Philosophy (Applied Statistics), University of Newcastle. Fulbright Scholar in Business Management and Industrial Relations, Columbia University Business School, USA, 1993.

Colin Galbraith

Colin Galbraith is a widely experienced commercial lawyer. He has established a strong reputation as a partner of the leading Melbourne law firm Arthur Robinson & Hedderwicks, where his practice includes advising on mergers and acquisitions. He was a Director of Colonial Group from 1996 until June 2000, and is now a Director of Commonwealth Bank of Australia. He resides in Melbourne.

Director/Board Member :
Commonwealth Bank of Australia
BHP Community Trust (Chairman)
	Council of Legal Education, Victoria (Honorary Secretary)

Past Directorships :
Colonial Group, 1996 - 2000
	Azon Limited, 1994 - 1996

Arthur Robinson & Hedderwicks, Melbourne (Partner 1978 - Current) :

Personal :
Born:  1948.
Education: Bachelor of Laws (Honours), Master of Laws, University of Melbourne.

David Meiklejohn

David Meiklejohn's successful executive career with the Amcor/APM Group has included extensive involvement in its manufacturing and distribution activities. In recent times he has helped to steward the spin-out of PaperlinX Limited from the Amcor Group, and is now Chairman of PaperlinX Limited. Mr Meiklejohn will retire from his position as an executive of Amcor Limited on 30 June 2000. He is also Chairman of Kimberly-Clark Australia Limited. Other current directorships include Spicers Paper Limited and Treasury Corporation of Victoria. Mr Meiklejohn was a Director of Amcor Limited from 1985 to April 2000, the Colonial Group from 1996 to June 2000 and Mayne Nickless Limited from 1988 to 1994. He has a strong professional background in finance and administration, and resides in Melbourne.

Director/Board Member :
PaperlinX Limited (Chairman)
	Kimberly-Clark Australia Limited (Chairman)
	Spicers Paper Limited
	Treasury Corporation of Victoria

	Past Directorships :
	Amcor Limited, 1985 - 2000
	Colonial Group, 1996 - 2000
	Mayne Nickless Limited, 1988 - 1994

	Amcor Limited/APM (1966 - Current) :
	Various finance and administration positions
	Chief Financial Officer, 1981 - 2000
	Executive Director, 1985 - 2000

Personal :
	Born:  1942.
	Education: Bachelor of Commerce, University of Queensland.


Dean Pritchard

Dean Pritchard rose through the ranks of Baulderstone Hornibrook, one of Australia's leading construction groups, to become its Chief Executive Officer. He is currently Chairman of ICS Global Limited, a publicly listed consulting services company specialising in intelligent use of information technology, and a director of Rail Services Australia, an asset management contractor which specialises in construction and maintenance of rail infrastructure. His background is in civil engineering, project management and general management. He resides in Sydney.

Director/Board Member :
	ICS Global Limited (Chairman)
	Rail Services Australia

Baulderstone Hornibrook (1970 - 1997) :
	Chief Executive Officer, 1992 - 1997
	Various general management, project management and civil engineering positions

Personal :
Born:  1944.
Education: Bachelor of Engineering (Civil), University of Adelaide.

Neville Roach

Neville Roach is currently Chairman, and is the former CEO, of Fujitsu Australia. He has wide-ranging experience in all aspects of information technology. His other current directorships include NRMA Building Society. Mr Roach maintains a broad portfolio of other community, university and advisory involvements. He resides in Sydney.

Director/Board Member :
	Fujitsu Australia Limited (Chairman)
	Fujitsu-ICIM Limited (India)
	Fujitsu Asia Pty Ltd (ASEAN)
	NRMA Building Society
	Committee for Sydney
	Committee for Economic Development of Australia (CEDA)
	Intelligent Island (Tasmania) Board (Chairman)

Other Appointments:
	Council for Multicultural Australia (Chairman)
	Business Migration Advisory Panel (Chairman)
	Special Broadcasting Services (Deputy Chairman)
	Australian Graduate School of Management Advisory Council
	University of Technology Sydney Council

Fujitsu Australia (1980 - 1999) :
	Chairman and CEO, 1997 - 1999
	Managing Director, 1989 - 1997
	General Manager Marketing
	National Marketing Manager
	National Systems Engineering Manager

IBM Australia (1965 - 1980) :
	Various systems engineering and service centre management positions

Personal :
Born:  1938.
Education: Bachelor of Arts (Honours), University of Bombay, India. Australian Computer Society (Fellow)

END